Exhibit 12

PFIZER INC. AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended Mar. 29,	Year Ended December 31,
(in millions, except ratios)	2009	2008	2007	2006	2005	2004

Determination of earnings:
Income from continuing operations
before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$3,803	$9,694	$9,278	$13,028	$10,800	$13,403
Less:
Noncontrolling interests	1	23	42	12	12	7
Income attributable to Pfizer Inc.	3,802	9,671	9,236	13,016	10,788	13,396
Add:
Fixed charges	163	647	541	642	622	505
Total earnings as defined	$3,965	$10,318	$9,777	$13,658	$11,410	$13,901

Fixed charges:
Interest expense(a)	$130	$516	$397	$488	$471	$347
Preferred stock dividend(b)	2	8	11	14	14	12
Rents(c)	31	123	133	140	137	146
Fixed charges	163	647	541	642	622	505
Capitalized interest	10	46	43	29	17	12

Total fixed charges	$173	$693	$584	$671	$639	$517

Ratio of earnings to fixed charges	22.9	14.9	16.7	20.4	17.9	26.9

All financial information reflects the following as discontinued operations for 2006, 2005 and 2004: the Consumer Healthcare business; certain European generics business; and for 2004; our in-vitro allergy and autoimmune diagnostics testing, and surgical ophthalmics.

(a)
Interest expense includes amortization of debt premium, discount and expenses. Interest expense does not include interest related to uncertain tax positions of $73 million for the first three months of 2009; $333 million for 2008; $331 million for 2007; $200 million for 2006; $203 million for 2005, and $201 million for 2004.

(b)	Preferred stock dividends are from our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan assumed in connection with our acquisition of Pharmacia in 2003.
(c)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.